UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 001-13896

Elan Corporation, plc

(Translation of registrant's name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185 and 333-154573).

Elan Corporation, plc Annual General Meeting (“AGM”) 2012

Proxy Voting on Resolutions

Details of votes lodged by proxy on each of the resolutions proposed at the AGM held on 24 May 2012, as disclosed at the AGM under the provisions of the UK Corporate Governance Code.

No.	Resolution	Total Voted (1)	Vote For	Vote Against	Vote Withheld(2)
1	To receive and consider the financial statements for the year ended 31 December 2011 together with the reports of the Directors and Auditors thereon.	412,539,411	410,890,280	1,649,131	813,402
2	To re-elect Dr. Lars Ekman who retires from the Board in accordance with the requirements of the Articles of Association.	412,978,662	405,406,612	7,572,050	374,151
3	To elect Mr. Hans Peter Hasler who retires from the Board by rotation in accordance with the requirements of the Articles of Association.	412,809,464	403,115,525	9,693,939	543,349
4	To re-elect Mr. Robert Ingram who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.	409,453,235	390,950,825	18,502,410	3,899,578
5	To re-elect Mr. Gary Kennedy who retires from the Board in accordance with the requirements of the Articles of Association.	412,844,442	397,199,561	15,644,881	508,371
6	To re-elect Mr. Patrick Kennedy who retires from the Board in accordance with the requirements of the Articles of Association.	410,039,567	390,005,809	20,033,758	3,305,990
7	To re-elect Mr. Giles Kerr who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.	412,838,759	396,784,106	16,054,653	514,054
8	To re-elect Mr. Kelly Martin who retires from the Board by rotation in accordance with the requirements of the Articles of Association.	413,084,856	383,809,735	29,275,121	267,957
9	To re-elect Mr. Kieran McGowan who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.	412,466,967	377,225,447	35,241,520	885,846
10	To re-elect Mr. Kyran McLaughlin who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.	409,501,862	366,556,919	42,944,943	3,850,951
11	To re-elect Mr. Donal O’Connor who retires from the Board by rotation in accordance with the requirements of the Articles of Association.	412,906,943	397,873,782	15,033,161	445,870
12	To re-elect Mr. Richard Pilnik who retires from the Board by rotation in accordance with the requirements of the Articles of Association.	412,962,184	402,002,159	10,960,025	390,629
13	To re-elect Dr. Dennis Selkoe who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.	412,565,059	392,086,341	20,478,718	787,754
14	To elect Dr. Andrew von Eschenbach who retires from the Board in accordance with the requirements of the Articles of Association.	413,048,430	400,883,142	12,165,288	304,383
15	To authorise the Directors to fix the remuneration of the Auditors.	412,899,218	397,852,474	15,046,744	452,895
16	To approve and adopt the Elan Corporation, plc 2012 Long Term Incentive Plan.	412,214,106	379,833,689	32,380,417	1,138,707
17	To approve and adopt the Elan Corporation, plc Employee Equity Purchase Plan (2012 Amendment).	412,872,048	405,793,341	7,078,707	480,765
18	To authorise the Directors to allot and issue relevant securities.	412,296,696	383,761,082	28,535,614	1,056,117
19	To authorise the disapplication of pre-emption rights.	412,139,372	404,786,263	7,353,109	1,213,441
20	To reduce the Company’s share capital.	412,390,527	407,114,747	5,275,780	962,286
21	To convert the executive shares to redeemable executive shares.	412,246,746	403,841,251	8,405,495	1,106,067
22	To amend the Articles of Association.	411,882,434	404,848,058	7,034,376	1,470,379
23	To authorise the Company to make market purchases of its own shares.	412,814,113	407,969,443	4,844,670	538,700
24	To set the re-issue price range for treasury shares.	412,534,076	405,079,395	7,454,681	818,737
25	To retain a 14 day notice period for Extraordinary General Meetings.	412,812,295	361,181,719	51,630,576	540,518

(1)	The total number of shares in respect of which proxy appointments have been validly made includes votes for, against, and discretionary proxies in favour of the Chairman.
(2)	A ‘vote withheld’ is not a vote in law and is not counted in the calculation of the outcome of the resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
William F. Daniel
EVP, Company Secretary

Date: May 30, 2012